

Mail Stop 3720

December 30, 2015

Tarek Robbiati
Chief Financial Officer
Sprint Corporation
6200 Sprint Parkway
Overland Park, KS 66251

      Re: **Sprint Corporation**
             Form 10-K for Fiscal Year Ended March 31, 2015
             Filed May 26, 2015
             File No. 001-04721

Dear Mr. Robbiati:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Robert S. Littlepage, for

                Larry Spirgel
                Assistant Director
                AD Office 11 – Telecommunications